02052877

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
AUG 2 6 2002
WASH. D.C. 154 SECTION

PE

Dated August 16, 2002

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _T_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _T_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

PROCESSED
AUG 2 8 2002
P
THOMSON
FINANCIAL

2002/051

18 July 2002

Vodafone UK and Sierra Wireless Launch the AirCard® 750 Wireless PC Card GPRS Modem

AirCard 750 connects Vodafone UK customers – anywhere, anytime

Vodafone UK and Sierra Wireless today announced the commercial availability of the AirCard® 750 wireless PC Card modem. Vodafone customers in the UK can now use the AirCard 750 on Vodafone's GPRS data network to access information while they're away from the office or home. Vodafone UK is the first European network operator to offer the AirCard 750 to its customers.

About the size of a credit card, the AirCard 750 provides laptop PC users with fast, reliable wireless access to the Internet, email, fax and corporate applications using Vodafone UK's GPRS data network. Users can reach speeds similar to a dial-up experience at home, which means that they no longer have to rely on being in the office or on their home PC to stay connected to important information, download files, update records or surf the web.

"The Sierra Wireless AirCard 750, combined with our Internet Access and Remote Access Service products, provides Vodafone UK customers with important benefits through its 'always on' connectivity. Once logged-on, customers no longer have to re-connect every time they want to request or receive information. This is far more convenient, saves time when accessing important data and allows them to stay in touch," said Stephen Brewer, Managing Director of Sales and Distribution at Vodafone UK. "Our GPRS data network also provides high-speed wireless data transmission with a performance that is similar to a dial-up service on a fixed telephone line. And as you are charged for the data you exchange, rather than for the time you stay online, significant savings can be made," he added.

"The AirCard 750 is simple to install, easy to use, and keeps you connected while on the go", said Derek Evans, Vice President European Distribution for Sierra Wireless. "The AirCard 750 will now provide Vodafone customers with improved communication, enhanced productivity, and the ability to stay connected to the information they need, wherever they are. The end result is a complete wireless solution for all."

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478

The AirCard 750 is a complete communications tool for everyone who needs to keep up to date whilst on the move - from field service workers, technicians, and sales representatives who want to enhance their productivity, to individuals who simply want to experience the freedom of mobile access to the internet while they travel away from the home or office.* As it's a complete plug-in unit, the Aircard 750 also means that users don't have to carry a separate mobile to use as a modem, avoiding having to set up Bluetooth, infra-red or cable connections to get online. Vodafone UK customers can also easily access information over the GPRS network while roaming in 15 countries.**

Vodafone UK is making the AirCard 750 available over a range of price plans designed to suit all types of user.

Price Information***

- AirCard 750 available from £199 plus VAT
- Monthly access fee £5 + VAT for data SIM only / or no access fee if linked to a voice subscription SIM.
- Call charges per MB from £1.00 + VAT (min 25 datacards) or £2.00 + VAT (single datacard)

- ends -

For Further Information Contact:

Andrea Susan Dyck
Sierra Wireless Inc.
Canada 604 233 7823
adyck@sierrawireless.com

Andrew Mildren
Fleishman Hillard UK Ltd
UK 020 7395 7039
mildrena@fleishman.com

Toby Robson
Press Office, Vodafone Group Services Ltd
UK 07000 500100
toby.robson@vodafone.com

Notes to editors:

For more technical information about the AirCard 750 please visit:
www.sierrawireless.com/ProductsOrdering/AC750_GSM.html.

Image

To view an image of the AirCard 750 please visit: http://www.sierrawireless.com/Images/AC750_standard.jpg

* For more information on how to access the Internet and data whilst on the move, visit www.vodafone.co.uk and click on the link to 'web and WAP'.

** Vodafone GPRS roaming is available to UK customers in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden, Switzerland, and is also available in Hong Kong.

*** For more specific information on pricing and where to purchase the AirCard 750, Vodafone UK recommends customers contact their Service Provider.

About Vodafone UK

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK's pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel's last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13.2 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 319 networks in 136 countries. In addition Vodafone offers comprehensive international GPRS coverage with roaming to 15 countries. For more information on Vodafone UK, please visit www.vodafone.co.uk

About Sierra Wireless

Sierra Wireless, Inc. (NASDAQ:SWIR – TSE:SW) is a leading provider of wireless data communications products. Sierra Wireless develops and markets wireless PC Cards for portable computers, wireless adapters for PDA's, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, an alliance of industry-leading hardware, software and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at www.sierrawireless.com

"AirCard" is a registered trademark of Sierra Wireless, Inc. "WirelessReady" is a trademark of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

22 July 2002
2002/052

VODAFONE UK LAUNCHES BLACKBERRY WIRELESS EMAIL SERVICE

*Vodafone Offers UK Customers Wireless Email For Under £1 A Day**

Vodafone UK today announced the commercial availability of Research In Motion's (RIM) BlackBerry™ wireless email solution over its GPRS (General Packet Radio Service) data network to Vodafone UK customers wishing to use the service in the UK and also in every EU country, Switzerland and Hong Kong.

In today's fast moving global and very mobile world, where business people are now more than ever dependent on their corporate email and calendar, the need for truly mobile access to critical information when away from the desk, home or even hotel is paramount. Research byIpsos Reid in North America has shown that BlackBerry users save approximately an hour per day by being able to manage their emails while out of the office.

Targeting large companies in all major sectors, Vodafone is now giving organisations access to their important company email and calendar on the move with the BlackBerry™ wireless email solution with pricing that enables organisations that purchase BlackBerry to run an unlimited wireless email service from under £1 per user, per day.*

Easy to use, the Vodafone-BlackBerry combination gives business users an 'always on', seamless and secure link to their corporate email inbox. RIM's unique 'push' technology ensures that emails and calendar appointments are forwarded to the user's BlackBerry Wireless Handheld™ regardless of location. There is no need to dial in or log on. Vodafone customers that install the solution for over 500 users can, for a monthly price of £29 per user**, empower them with the ability to send and receive unlimited emails using their BlackBerry Wireless Handheld™.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478

According to industry analyst house, the Yankee Group, the BlackBerry solution is easy to implement and offers a proven and rapid return on investment: "Remote access to email is the most basic business application to mobilise, and the most critical. As an end-to-end solution BlackBerry is easy to implement and as our own studies have shown, offers a proven and rapid return on investment. While the absence of GPRS roaming across Europe has been a barrier to corporate adoption in the past, Vodafone's presence and data roaming agreements effectively addresses this problem. We now expect greater take-up, particularly in the financial sector where constant and immediate access is paramount," comments Farid Yunus, an analyst at the Yankee Group.

The solution requires minimal implementation and can be carried out by an internal IT department. It operates alongside the company's Microsoft® Exchange or Lotus® Domino™ server environment, and can be managed via the existing internal IT support and administration function.

Gavin Darby, Chief Operating Officer, Vodafone UK, commented: "This is a natural partnership between Vodafone UK, part of the world's largest mobile community and RIM, providers of BlackBerry - one of the industry's leading wireless email solutions. Our corporate customers are already demanding BlackBerry from us, especially the global financial organisations that are using the handhelds with great success in the United States. They are reassured that we are delivering a proven solution that will make significant improvements to their productivity and efficiency."

With Vodafone UK's leading international GPRS roaming capability – available in 15 countries*** - the unique reach and benefits of the service mean potential increased productivity gains for business travellers, not only when travelling around the UK but also in every country in the EU, Switzerland and Hong Kong – all without any change to the way customers use the service.

- ends -

*Pricing quoted excludes initial hardware and software set up costs and is for Vodafone Corporate customers on a two-year contract, implementing the BlackBerry solution for over 100 users. Access fee rises for organisations implementing BlackBerry for fewer than 100 users. The initial cost for each BlackBerry Wireless Handheld™ starts at £305 per unit - the entry price available for orders in excess of 499 units. Alternatively, there is a 24-month lease option for the handhelds, which allows customers to budget for a fixed cost per user per month, thereby reducing the initial capital investment required. Vodafone UK recommends customers contact their service providers for details of specific pricing and availability.

** Pricing quoted is for Vodafone Corporate customers and excludes initial hardware and software set up costs estimated at around £345 per user.

2002/053

24 July 2002

VODAFONE'S HANDSET RECYCLING SCHEME HELPS CUSTOMERS HELP THE ENVIRONMENT

The 15 million people in the UK who are likely to change their mobile phone this year* can help save the environment by recycling their old mobile phone through Vodafone's Handset Recycling Scheme which is part of the Fonebak recycling scheme operated by Shields Environmental.

By disposing of your old mobile phone through Vodafone's handset recycling scheme, users will help the environment because:

- Phones which are thrown away as normal domestic waste are likely to end up in landfill sites where they could potentially damage the environment.
- Where possible, phones and accessories will be refurbished and reused, thus extending their working life.
- The scheme dismantles the mobile phones that can't be refurbished, reusing some parts and responsibly disposing of the rest.
- Vodafone's cash donations generated from those phones reused, to Fauna and Flora International (FFI), the world's oldest international conservation agency, is helping fund three specific projects:
  - the survival of mountain gorillas;
  - the protection of the Asian elephant; and
  - the conservation of the forest homes Vietnam's primates.

After the scheme's first month in operation, Vodafone has collected thousands of used mobile phones and associated accessories and has already donated £25,000 to FFI, with the aim to raise at least £100,000 this year.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478

Commenting, Stephen Brewer, Vodafone's Sales and Distribution Director said: "It is too easy to throw your old phone away without really thinking of the consequences. Vodafone takes its responsibility for the world around us seriously and we hope that by offering recycling facilities in each of our stores and offices, we can raise awareness of this issue as well as making it as easy as possible to recycle old phones."

TO MAKE USE OF VODAFONE'S HANDSET RECYCLING SCHEME TAKE YOUR OLD PHONE, CHARGER AND ANY OTHER ACCESSORIES TO YOUR NEAREST VODAFONE STORE. FOR YOUR LOCAL STORE CALL 0800 10 11 12.

- ends -

For further information contact:
Libby Pritchard or Anna Cloke
At the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office @vodafone.com

A PHOTO IS AVAILABLE ELECTRONICALLY.

- A recent IM poll estimated that 18% of people in the UKwill change their phone within the next 6 months. Using a change rate of 36% per year, this would put the level of surplus used handsets at 15 million.

NOTES TO EDITORS:

All phones collected by Vodafone are processed by Shields Environmental plc, the leader in environmental management for the telecoms sector. With over 20 years experience, Shields Environmental is certified by ISO 14001 (International Environmental Standard), ISO 9002 (International Quality Standard), and is registered to EMAS (EC Eco-Management and AuditScheme). In 2001, Shields Environmental was placed first in its sector and second overall in the Business in the Environment Index of Corporate Environmental Engagement, which is widely regarded as the leading benchmark for environmental management and performance in the UK.

news release vodafone

2002/054
25 July 2002

VODAFONE UK FIRST TO MARKET WITH HP JORNADA 928 WIRELESS DIGITAL ASSISTANT

Vodafone UK today announced an important addition to its suite of wireless devices. Only currently available from Vodafone retail stores, the HP Jornada 928 Wireless Digital Assistant (WDA), will be on sale from the 26 July.

Valde Ferradaz, Director of Device Strategy & Supply Chain, Vodafone UK commented: "Vodafone's customers are leading the way with the demand for personal mobile devices which enable them to control both their work and personal lives at all times. Whether used in the enterprise environment as a business notebook PC replacement or as a stylish tool to surf the Internet and send messages to friends and family, the new HP Jornada 928WDA answers our customers needs as a compelling choice for those who want to stay always on and connected."

"HP has identified that busy mobile professionals need a product that enables them to remain in regular contact with their businesses and homes in an easy time efficient way while they're travelling," said Jurgen Anthoni, HP WDA product manager, EMEA. "By converging the latest phone-enabled functions with HP's market leading PDA technology, HP has produced a device that answers these needs."

Enabling users to connect to the Internet wherever they are, the HP Jornada 928 WDA features exclusive Vodafone content including Vizzavi skins (personalised wallpaper, icons, sounds etc.). Internet applications such as a restaurant locator preloaded onto the device, TV and radio listings facilities and map services will also be available from the Vizzavi portal. As the service runs over the Vodafone UK GPRS data network, it means users are 'always-on' and only charged for data usage, rather than the time spent online.

As a potential business notebook PC replacement, the HP Jornada 928 WDA provides users with a simple, convenient and cost effective means of staying on top of their business, allowing quick and easy access to the office systems. For mobile businesses seeking to avoid carrying large amounts of PC equipment around, the 928 provides a viable solution to the traditional laptop PC. A plug in device also allows business users to use the HP Jornada 928 WDA as a presentation tool, enabling the device to be connected to an LCD projector.

One of the first in a new breed of integrated mobile devices, the full colour HPJornada 928 WDA enables Vodafone UK customers to use the device as both a mobile phone and a Personal Digital Assistant (PDA). Eliminating the need for a separate handset the HPJornada 928 WDA offers the convenience of PDA functions as well as the ability to keep up to date with emails and to access the Internet, combined with all the voice and data functionality expected from a mobile phone.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478

The HP Jornada 928 WDA will be equipped with an SMS and Multimedia Messaging client, giving users the ability to send text messages to other mobile phones and picture messages to email accounts, either downloaded from the Internet or taken on the optional camera accessory available for the HP Jornada 928 WDA.+

In addition, users will be able to exploit the functionality of the HP Jornada 928 WDA when abroad, taking advantage of Vodafone UK's unique international GPRS roaming service in 15 countries around the globe.*

The HP Jornada 928 WDA is available in Vodafone retail stores to new customers from £390** with a contract price plan.

+The Vodafone MMS service is due to launch later this year

* Vodafone GPRS roaming is available to UK customers in Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden and Switzerland. Roaming usage is not included in the monthly access fee.

** Pricing inclusive of VAT. Pricing quoted is for Vodafone retail customers. Also available to business customers. Vodafone UK recommends customers contact their Service Provider for specific pricing and availability.

For more information contact:

Ben Taylor or Lucy Rich
Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

- ends -

About Vodafone

In May 2002 Vodafone UK was ranked top for customer satisfaction in the UK's pre-pay mobile phone sector in a survey by JD Power and Associates. Vodafone UK also came top in Oftel's last quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company.

Vodafone UK has 13.2 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 313 networks in 133 countries.

2002/055
26 July 2002

VODAFONE TOP-UPS GETS NEARLY 30,000 TIMES EASIER

Vodafone and LINK Interchange Network Ltd are planning to make topping up easier for Vodafone's 8 million Pay as you Talk customers by utilising the ATM cash machines in the LINK nationwide network.

In future topping up will be so much simpler than today; customers of participating banks will insert their cash card into the ATM, follow the screens through for Mobile TopUp choosing a predefined TopUp value (minimum £10). The mobile number requiring TopUp is entered twice and that's it. Payment is authorised direct from the customer's cash card account and the TopUp is applied to the mobile number immediately.

Customers will not be restricted to their own card issuer's ATM machines as the LINK interchange functionality already provides flexibility for cash cards to be used in different ATM machines.

It is planned to offer the service to LINK member banks so they can offer a standard service at their ATMs. It is hoped the service will be available to Pay as you Talk customers from Autumn 2002 onwards, with the rollout continuing through 2003. Participating ATMs will display the already familiar green TopUp logo.

Commenting, Stephen Brewer, Vodafone's Sales and Distribution Director said: "This is a real breakthrough in topping up. ATMs are usually open 24 hours a day, seven days a week, we are all familiar with using them and know where the nearest one is situated. This arrangement offers Vodafone customers even greater choice and ease of payment."

This method of topping up complements Vodafone's existing 60,000 E-TopUp outlets, with the added advantage of not requiring a voucher, or the need to carry cash to pay for the TopUp.

Vodafone customers will be notified of the new service by Vodafone marketing activity with banks expected to provide statement messaging/literature when it is available to their customers either as a card issuer or ATM operator.

- ends –

For further information contact
Julien Cozens at the Vodafone Press Office
Tel: 07000 500100
Email: press.office@vodafone.com

2002/057

31 July 2002

VODAFONE GROUP PLC – ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1 on Wednesday 31 July 2002.

The results of the polls on all resolutions were as follows:

RESOLUTION		FOR	AGAINST	ABSTAIN
1	To receive the report of the directors and financial statements	36,700,292,722	246,907,813	530,729,224
2	To approve the Remuneration Policy	31,670,534,299	3,566,030,214	2,244,908,172
3	To re-appoint Dr Michael Boskin as a director	36,936,193,524	261,201,169	285,089,744
4	To re-appoint Paul Hazen as a director	34,819,366,352	932,463,815	1,730,654,923
5	To re-appoint Penny Hughes as a director	36,942,162,948	254,165,340	284,752,288
6	To re-appoint Arun Sarin as a director	33,722,063,893	1,863,463,827	1,892,647,893
7	To elect Vittorio Colao as a director	37,070,467,236	162,658,817	245,502,006
8	To approve a final dividend of 0.7497p per ordinary share	37,244,191,050	37,760,247	200,680,101
9	To re-appoint Deloitte & Touche as auditors	34,732,982,831	1,726,705,564	1,022,843,903
10	To authorise the directors to fix the auditors' remuneration	35,501,678,884	171,627,620	1,809,115,971
11	To authorise donations under the Political Parties, Elections and Referendums Act 2000	34,112,428,593	1,510,957,917	1,844,070,548

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478

12	To renew authority to allot shares under Article 16.2 of the Company's Articles of Association	36,281,478,005	920,814,426	274,104,600
13	To renew authority to disapply pre-emption rights under Article 16.3 of the Company's Articles of Association	36,160,078,948	1,062,693,107	236,116,066
14	To authorise the Company's purchase of its own shares (section 166, Companies Act 1985)	37,072,810,489	69,723,442	220,198,581

Accordingly resolutions 1 to 12 were passed as ordinary resolutions and resolutions 13 and 14 were passed as special resolutions.

SR Scott
Company Secretary

2002/058

9 August 2002

VODAFONE INCREASES SHAREHOLDINGS IN VODAFONE PORTUGAL AND VODAFONE SWEDEN

Vodafone Group Plc ("Vodafone") announces today that the Vodafone Group has recently increased its shareholdings in its listed subsidiary companies, Vodafone Telecel-Comunicacoes Pessoais SA ("Vodafone Portugal") and Europolitan Vodafone AB ("Vodafone Sweden"), through a series of market purchases at a total cost of €88m. As at 7 August 2002 Vodafone's shareholdings in Vodafone Portugal and Vodafone Sweden had increased by approximately 3.2% and 2.0% to approximately 54.1% and 73.1% respectively.

These transactions are in line with Vodafone's strategy of increasing its stakes in existing operations, where opportunities arise for the creation of enhanced shareholder value.

- ends -

For further information contact:

Vodafone Group Plc
Tim Brown, Group Corporate Affairs Director
Melissa Stimpson, Director of Group Investor Relations
Darren Jones, Senior Investor Relations Manager
Jon Earl, Senior Group Communications Manager
+44 (0) 1635 673310

Tavistock Communications
Lulu Bridges/John West
+44 (0) 207 600 2288

2002/059

14 August 2002

BECKHAM CONNECTS WITH VODAFONE

Vodafone has teamed up with David Beckham, Manchester United and England's playmaker, as part of its global marketing strategy.

The two year world-wide image rights deal with football's best-known number 7, ensures direct association around the globe between him and the world's largest mobile community. It also allows Vodafone to use him in advertisements and generate unique content for his army of fans. Initially, this is likely to consist of screen savers, mobile games and voicemail messages.

Beckham, who captured the world's imagination during the World Cup in Japan and South Korea, is seen not only as a top sportsman, but also as a style icon – appealing to both football fans and fashion followers.

"We're delighted to have David Beckham as part of our team," says Peter Harris, Vodafone's Director of Sponsorship & Media. "He has the rare ability to appeal to such a wide range of people that he is the ideal person to promote our services globally."

"He is the most recognised sportsperson in Asia, ahead of even Tiger Woods and Michael Jordan. You only had to see coverage of the World Cup to realise how highly regarded he is."

Beckham is equally happy to be working with Vodafone. "It's great to be working with Vodafone on a personal level, " he says. "I'm really looking forward to being involved in developing the unique Vodafone range of services."

Vodafone currently sponsors Manchester United and is in the third season of a four year, £30 million deal. As well as having the name on the shirt, Vodafone has collaborated with United to bring Reds fans a number of services, which have included text alerts on goals direct to customers' mobile phones.

More/...

The individual deal between Vodafone and David was possible as a result of his image rights reverting back from the club to David.

- ends -

For further information contact:
Vodafone Group
Jon Earl, Senior Group Communications Manager
Janine Young, Group Communications Manager
Julien Cozens, Senior PR Manager, Vodafone UK
+44 (0) 1635 673310

Tavistock
Justin Griffiths
+44 (0) 20 7600 2288

STOCK EXCHANGE ANNOUNCEMENT
Announced at 1724 hrs
14 August 2002

AVS No: 883801
RTF No: 9939Z
14 August 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that:

1. the Company was advised on 12 August 2002 by Computershare Investor Services Plc that on 9 August 2002, Mr P R Bamford, a director of the Company, acquired 1481 ordinary shares of US$0.10 each and that Sir Alec Broers, a non-executive director of the Company, acquired 40 ordinary shares of US$0.10 each through their participation in the Company's Dividend Reinvestment Plan, for which each share was valued at 95.75p; and

2. the Company was advised on 13 August 2002 by Mourant ECS Trustees Limited ("Mourant") that on 9 August 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 95p per share through their participation in the Dividend Reinvestment Plan operated by Mourant:

Mr P R Bamford	211
Sir Christopher Gent	1657
Mr J M Horn-Smith	1785
Mr K J Hydon	1

3. the Company was advised on 14 August 2002 by Merrill Lynch International Bank Limited that on 9 August 2002 Mr K J Hydon, a director of the Company, acquired 8,094 ordinary shares of US$0.10 each through his participation in the Company's Dividend Reinvestment Plan, for which each share was valued at 95.75p.

4. the Company was advised on 14 August 2002 by Mourant ECS Trustees Limited that on 12 August 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 95p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	262
Mr J M Horn-Smith	264
Mr K J Hydon	264

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 11:34
25 July 2002

RNS No: 1122Z
25 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 23 July 2002 the following directors of the Company were granted options over the following number of ordinary shares of US$0.10 each in the Company pursuant to the Vodafone Group 1998 Sharesave Scheme at a price per share of 70.92p. The options are exercisable either three or five years (as indicated) from the date of grant provided that the required monthly savings are maintained until then.

	No. of shares
Peter Richard Bamford	13,395 (i)
Julian Michael Horn-Smith	23,336 (ii)
Kenneth John Hydon	13,395 (i)

Notes:
(i) Option exercisable three years from the date of grant.
(ii) Option exercisable five years from the date of grant.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:08
19 July 2002

RNS No: 8978Y
19 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 19 July 2002 by Halifax plc that on 19 July 2002 Mr K J Hydon, a director of the Company, closed the three-year Sharesave account opened by him in July 2001. The associated Sharesave option over 4,576 Vodafone Group Plc ordinary shares of US$0.10 each granted to Mr Hydon on 31 July 2001 at an option price of 127p per share has therefore lapsed.

The Company has been further advised by Halifax plc that on 17 July 2002 Mr P R Bamford, also a director of the Company, closed the three-year Sharesave account opened by him in July 2001. The associated Sharesave option over 7,627 Vodafone Group Plc ordinary shares of US$0.10 each granted to Mr Bamford on 31 July 2001 at an option price of 127p per share has therefore lapsed.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:48
16 July 2002

RNS No: 626329
16 July 2002 - for immediate release

Vodafone Group Plc ("the Company")

1. In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 15 July 2002 by Mourant ECS Trustees Limited that on 10 July 2002 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 91p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

Name of Director	No. of shares
Mr P R Bamford	276
Mr J M Horn-Smith	274
Mr K J Hydon	274

2. In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 15 July 2002 by Halifax plc that on 11 July 2002 Mr J M Horn-Smith closed the five-year Sharesave account opened by him in July 2001. The associated Sharesave option over 5,314 Vodafone Group Plc ordinary shares of US$0.10 each granted to Mr Horn-Smith on 31 July 2001 at an option price of 127p per share has therefore lapsed.

Philip Howie
Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 16, 2002

By: [signature]
Name: Stephen R. Scott
Title: Company Secretary